 Filed pursuant to Rule 424(b)(3)
 Registration No. 333-262386
PROSPECTUS SUPPLEMENT DATED MAY 8, 2023
(To Prospectus dated January 28, 2022)
DUKE ENERGY CORPORATION
InvestorDirect Choice Plan
To Persons Eligible to participate in the Duke Energy Corporation (“Duke Energy” or the “Company”) InvestorDirect Choice Plan (the “Plan”):
Explanatory Note
This is a prospectus supplement to the Prospectus dated January 28, 2022 (the “Prospectus”). The information set forth below is intended to amend, in each case to the extent context requires, this information originally set forth in the Prospectus. All other provisions of the Plan remain unchanged, as set forth in the Prospectus.
This prospectus supplement and the Prospectus may be obtained free of charge at the Securities and Exchange Commission’s website at www.sec.gov. In addition, Plan participants and security holders may obtain copies of the Prospectus and any supplements to the Prospectus, including this supplement, free of charge, at www.duke-energy.com/investors. Alternatively, copies of the Prospectus and any supplements to the Prospectus, including this supplement, may be obtained free of charge from Duke Energy upon written request to Investor Relations, Duke Energy Corporation, 526 South Church Street Charlotte, North Carolina 28202, or by calling (800) 488-3853.
Change of Agent
Duke Energy appointed Broadridge Corporate Issuer Solutions, LLC (“Broadridge”), as its new Transfer Agent, Registrar and Administrator of the Plan (the “Agent”), effective May 8, 2023. Broadridge Corporate Issuer Solutions, LLC replaces Duke Energy Corporation as Agent of the Plan. As a result, all references in the Prospectus to “[O]ur Investor Relations Department” or Plan Administrator are changed to Broadridge Corporate Issuer Solutions, LLC and all references to “Independent Agent” are changed to “Plan Administrator.” Additionally, all references to “DUK Online” are changed to “www.duke-energy.com/investors” All purchase and sale requests will be fulfilled through a registered broker-dealer selected by the Plan Administrator.
Additional Changes to the Plan
Please note the following additional information regarding the Plan and modification to the Plan pursuant to the Prospectus:

ADMINISTRATION OF THE PLAN
Broadridge Corporate Issuer Solutions, LLC serves as Administrator of the Plan. Its responsibilities include:
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receiving optional investments;

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maintaining records;

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issuing statements of account; and

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performing other duties required by the Plan.

You may contact the Administrator as detailed below.
TELEPHONE NUMBERS AND MAILING ADDRESS
For information about the Plan:
Toll-free telephone: (800) 488-3853
Local/International Phone: (754) 238-3853
FAX: (215) 553-5402
Internet: www.duke-energy.com/investors
Contact us by email: shareholder@broadridge.com
You should mail written requests and optional investments to:
Broadridge Corporate Issuer Solutions, LLC	For Overnight Delivery:
PO Box 1342	Broadridge Corporate Issuer Solutions, LLC
Brentwood, NY 11717-0718	Attn: IWS
1155 Long Island Avenue
Edgewood, NY 11717-8309
ENROLLMENT
You are eligible to participate in the Plan if you meet the requirements outlined below. If you are a citizen or resident of a country other than the United States, its territories and possessions, you must first determine that participating in the Plan will not violate local laws applicable to us, the Plan and you as a participant.
If you do not currently own any shares of our common stock, you may participate in the Plan after receiving a copy of this prospectus and returning a completed Enrollment Form along with your initial investment of at least $250 and not more than $100,000. Alternatively, you may enroll utilizing our Plan Wizard which allows you to provide the required banking information and authorize Broadridge to deduct the appropriate funds for your initial share purchase. The Plan Wizard can be accessed by visiting our website at

www.duke-energy.com/investors, by authorizing a one-time bank draft from your bank account. Please refer to the section below entitled, Online Enrollment and Account Maintenance, for additional information regarding online account services. Some state securities laws require that a registered broker-dealer send information to their residents. A registered broker- dealer will forward this prospectus and the Enrollment Form to residents of those states rather than our providing that information directly to those residents.
If you already own shares of our common stock and those shares are registered in your name, you may join the Plan after receiving a copy of this prospectus and returning a completed Enrollment Form. Registered shareholders should be sure to sign their names on the Enrollment Form exactly as registered on their stock account. Or, an existing investor can enroll in the Duke Energy InvestorDirect Choice Plan online through our website simply by creating a profile and logging into your account. If you are currently participating in the Plan, you do not need to take any action to continue to participate. However, if you wish to change your participation in any way, please contact the Administrator for instructions.
If you hold your shares of our common stock in a brokerage, bank or other intermediary account — that is, in “street name,” you may participate in the Plan by instructing your broker, bank or other intermediary account to register the shares in your name or by making arrangements with the broker, bank or other intermediary account to participate on your behalf.
ONLINE ENROLLMENT AND ACCOUNT MAINTENANCE
You may enroll in the Plan via our online service available at www.duke-energy.com/investors. Many of the shareholder service options described in this prospectus are also available via this online tool. Broadridge will hold any personal information you provide, as Administrator of the Plan and on behalf of Duke Energy, pursuant to the Privacy Statement, which can be found on the same website.
INVESTMENT OPTIONS
The options regarding the reinvestment of your dividends are listed below. You may change a reinvestment decision at any time by notifying Duke Energy Investor Relations in writing. Your notification must be received prior to the record date for a dividend for it to be reinvested. The dividend record date for our common stock is normally the Friday closest to the 15th of February, May, August and November.
FULL DIVIDEND REINVESTMENT — Your cash dividends on all shares of our common stock are automatically reinvested. This includes reinvestment on Plan shares and direct registration shares.
PARTIAL DIVIDEND REINVESTMENT — You must specify the percentage of your dividends you wish to have reinvested in our common stock (minimum of 10%). Dividends on the remaining shares are paid in cash.
Direct Deposit of Cash Dividends:   If you choose the partial dividend reinvestment option, you may elect to have your cash dividends deposited directly into your U.S. bank account on the dividend payment date instead of receiving a check by mail. To make this election, you must complete a direct deposit authorization form and return it to the Administrator, along with a voided check for the designated bank account. The direct deposit authorization form is available from the Administrator. Alternatively, you may make this election through your online account. In order to initiate, change or stop the direct deposit of dividends, the Administrator must receive your written request at least 30 days before the dividend payment date.
OPTIONAL INVESTMENTS
You can purchase shares of our common stock by using the Plan’s optional investment feature. To purchase shares by making optional investments, you must invest at least $50 at any one time (at least $250 for an initial investment if you are not already a shareholder) but cannot invest more than $100,000 per month, except as described below under “Optional Investments Over Maximum Monthly Amount.” Any optional investment of less than $50 ($250 for an initial investment by an investor who is not a shareholder) and the portion of any optional investment or investments totaling more than $100,000 per month will be returned without interest. You have no obligation to make any optional investments under the Plan.
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Timing of Investments:   An “Investment Date” for optional investments will occur each Thursday, or, if that day is not a business day, the business day immediately following that Thursday. The Administrator must receive optional investments no later than two business days before an Investment Date for those investments to be invested in our common stock beginning on that Investment Date. Otherwise, the Administrator may hold those funds and invest them beginning on the next Investment Date. No interest will be paid on funds held by the Administrator pending investment. Accordingly, you may wish to transmit any such investments so as to reach the Administrator shortly — but not less than two business days — before an Investment Date in order to minimize any time period during which your funds are not invested. Dividend payments that you have designated for reinvestment will be invested on the Investment Date immediately following the applicable dividend payment date.

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Method of Payment:

Check or Money Order — You may make optional investments during any month by delivering to the Administrator a completed optional investment stub (the tear-off portion located at the bottom of your statement) or an Enrollment Form and a personal check or money order made payable to Broadridge Corporate Issuer Solutions, LLC. Cash payments will not be accepted.
Recurring Bank Draft — You may pre-authorize the Administrator to deduct a set amount ($25 minimum) from a U.S. checking, savings or credit union account. To initiate the bank draft, you may complete and sign a Bank Draft Authorization Form and return it to the Administrator with a voided check for the bank account from which funds are to be drafted. The Bank Draft Authorization Form is available on the Enrollment Form or through the Plan Administrator. You may also make this election online through your online account. Recurring bank drafts will be initiated as promptly as practicable. After the recurring bank draft is established, funds will be drawn on the 16th of each month or, if that date falls on a non-business day, the next business day. You should allow up to 4 weeks for the first recurring bank draft to be initiated. In order to terminate a recurring bank draft, you must either notify the Administrator in writing or terminate the recurring bank draft through your online account at least 10 business days before the next recurring bank draft date in order for the termination to be effective by that date.

One-Time Online Draft — You may pre-authorize the Administrator to deduct at least $50 for a single investment, or up to a maximum of $100,000 per month, through the Automatic Investment feature available through our online service. Your bank account will be debited within one to five business days once the Automatic Investment form is submitted online. You should allow up to two weeks for the one-time draft to be initiated for any bank account which has been newly entered on your Account. Shares will be purchased on the next Investment Date.
Other forms of payment, such as wire transfers, may be made, but only if the Administrator provides advance approval. You should direct any inquiries regarding other forms of payment to the Administrator as indicated above under the caption “Telephone Numbers and Mailing Address.” The Administrator may impose fees for checks or drafts returned for insufficient funds, in amounts determined from time to time.
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Dividends on Shares Purchased:   If shares that you have purchased by optional investment are added to your Account on or before a dividend record date, you will receive the upcoming dividend on those newly added shares as well as any other shares already credited to your Account. We generally pay dividends on our common stock on the 16th of March, June, September and December to shareholders of record on the Friday closest to the 15th of February, May, August and November. Thus, shares purchased by optional investment by the first Investment Date occurring in February, May, August and November will be credited to your Account in time to receive dividends payable with respect to the dividend record date in that month

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Pending Investments:   Optional investments, pending investment pursuant to the Plan, will be credited to your Account and held in a trust account which will be separate from any of our other funds or monies. Any such investments that are not invested in our common stock within 30 days of receipt will be promptly returned to you.

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Optional Investments Over Maximum Monthly Amount:   Optional investments in excess of $100,000 per month (including any initial investments in excess of $100,000) may be made only with our approval by investors that submit Requests for Waiver in accordance with the procedure described in a document to be delivered to such investors, called “Duke Energy Corporation InvestorDirect Choice Plan — Optional Investments Over Maximum Monthly Amount,” a copy of which is filed as Exhibit 99 to the registration statement of which this prospectus forms a part. That exhibit is incorporated by reference into this prospectus and is available upon request to Broadridge.

PURCHASE OF SHARES
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Source of Shares:   Shares of our common stock needed to meet the requirements of the Plan will be either newly issued shares purchased directly from us or shares purchased in the open market through a registered broker-dealer engaged by Broadridge (which may be an affiliate of Broadridge). We will not change our determination regarding the source of shares more than once in any 3-month period.

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Pricing of Newly Issued Shares:   The price of each newly issued share purchased directly from us for dividend reinvestments or for optional investments not exceeding $100,000 per month will be the average of the high and low sale prices of our common stock reported on the New York Stock

Exchange for the trading date preceding the Investment Date. In the event no trading is reported for that trading day, we may determine the purchase price on the basis of market quotations as we deem appropriate.
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Pricing of Shares Purchased in the Open Market:   The price of any shares of our common stock purchased in the open market to satisfy Plan requirements will be the weighted average price per share of the aggregate number of shares purchased for the relevant Investment Date. The number of shares (including any fraction of a share, rounded to four decimal places) of our common stock purchased in the open market that is credited to your Account for a particular Investment Date will be determined by dividing the total amount of cash dividends, optional investments and/or initial investments to be invested for you on that Investment Date by the relevant purchase price per share, less any applicable fees. Please refer to Appendix A for the complete Fee Schedule.

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Timing of Purchases:   Purchases in the open market may begin on the relevant Investment Date and will be completed no more than 15 days after that Investment Date. For dividends being reinvested, purchases may begin immediately after the dividend payment date. Funds not invested in our common stock within 30 days of receipt will be promptly returned to you. With regard to open market purchases of shares of our common stock, neither the Administrator, nor any participant in the Plan will have any authority or power to:

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direct the time or price at which shares may be purchased; or

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designate the markets on which shares are to be purchased.

Therefore, you will not be able to precisely time your purchases through the Plan and will bear the market risk associated with fluctuations in the price of our common stock.
SALE OF SHARES
You may request, at any time, that all or a portion of the shares of our common stock credited to your Account be sold by calling the Administrator, delivering written instructions to the Administrator or by completing a sale request through our online service. Written instructions may be sent either by mail or telecopier (fax) and must be signed by all registered holders of those shares. The Administrator will forward the instructions to a registered broker dealer (which may be an affiliate of Broadridge). The broker dealer will sell the shares as promptly as practicable. The broker dealer cannot, however, sell any certificated shares owned by a participant in the Plan unless the certificates are first deposited into the Plan using the safekeeping feature.
Shareholders may request shares sold through a batch sale request, market order, or day limit order. The timing and pricing of each type of sale order differs, and is described below in more detail. Each type of sale order will incur a flat administrative sale fee and a brokerage commission fee per share sold. A shareholder will receive the proceeds of the sale less any applicable fees. Please refer to Appendix A for the complete Fee Schedule.
Timing of Sales and Pricing of Shares Sold:
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Batch sales — The sale price of any shares sold will be the weighted average price of all shares sold for participants in the Plan during the period in which the broker dealer is provided with Plan shares for that sale.

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Market Order — A market order is a request to sell shares promptly at the current market price. Market order sales can be initiated through our website by logging into your shareholder account or by contacting Broadridge by telephone. Market order sale requests will be submitted to a registered broker-dealer utilized by the Plan promptly upon receipt during market hours (normally 9:30AM to 4:00PM Eastern Standard Time). Any orders received during the hours that the market is not open, will be submitted to a registered broker-dealer utilized by the Plan promptly the next business day when the market is open. All market orders are considered irrevocable upon final submission of the order and cannot be cancelled. Depending on the current trading activity of that security, there may not be a market for your request and the order could be cancelled at the end of the trading day resulting in no sale of such shares. To determine if shares were sold, a participating shareholder should access their account online at our website or by contacting Broadridge. If the market order sale was not filled and a participating shareholder still wants the shares sold, a sale request will need to be resubmitted. The price will be the market price of the sale obtained by the broker-dealer utilized by the Plan. Broadridge, as the Plan Administrator, does not have control over, nor guarantee, the date, time, or pricing associated with any shares that are sold through the Plan. All sale orders are submitted as All-or-None (AON) orders and, depending on market conditions, the order may not be included in market open trades and/or not executed at all.

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Day Limit Order — A day limit order is an order to sell securities when and if the stock reaches a specific trading price on a specific day. The order is automatically cancelled if the price is not met by the end of the trading day (or, for orders placed after-market hours, the next business day the market is open). All limit orders are considered irrevocable upon final submission of the order and cannot be cancelled within market trading hours. Depending on the current trading activity of that security, there may not be a market for your request and the order could be cancelled at the end of the trading day resulting in no sale of such shares. Should you submit a limit order that falls under the current trading price at the time of receipt by the broker-dealer utilized by the Plan, there is a chance the order will be cancelled upon receipt if it exceeds certain pricing thresholds meant to protect you from erroneous entries. Please check your account transaction upon the submission of any limit orders submitted to ensure it was received and accepted. The order may be cancelled by the applicable stock exchange or by the broker engaged by Broadridge due to certain restrictions. Each day limit order sale will incur a flat administrative fee to Broadridge per transaction request. All sale orders are submitted as All-or-None (AON) orders.

Broadridge will automatically treat all sale requests received in writing as batch order sales requests. Individuals participating in the Plan should be aware that the share price may fluctuate between the time your transaction request is received and the time the transaction is affected on the open market. This price risk will be borne solely by you. Broadridge may, but is not obligated to, accept written requests to revoke transaction requests. Please be aware that all sales options may not always be available, and options are pending availability at the Plan Administrator.
The Administrator reserves the right to close your Account if the share balance in the Account is less than one whole share. If the Administrator exercises this right, you will receive a check for the value of any fractional share less applicable brokerage commissions and any required tax withholdings or transfer taxes.

STATEMENTS OF ACCOUNT
You will receive a statement of account in months in which you make an optional investment, reinvest cash dividends or deposit, transfer or withdraw shares under the Plan. The Administrator will also send a statement after the sale of shares under the Plan. If you participate in the Plan through a broker, bank or other intermediary account, you should contact that party regarding your statement.
Please notify the Plan Administrator promptly of any change in your address.   The Administrator will mail all notices, statements and reports to your address of record, unless you have elected to receive statements electronically through our online service. You should retain the statements that you receive in order to establish the cost basis of shares purchased under the Plan for tax and other purposes.
PLAN OF DISTRIBUTION
Subject to the availability of shares of our common stock registered for issuance under the Plan, there is no maximum number of shares that can be issued pursuant to the reinvestment of dividends. From time to time, financial intermediaries, including brokers and dealers, and other persons may engage in positioning transactions in order to benefit from the waiver discounts applicable to optional investments over $100,000 per month made pursuant to Requests for Waiver under the Plan. Those transactions may cause fluctuations in the trading volume of our common stock. Financial intermediaries and such other persons who engage in positioning transactions may be deemed to be underwriters. We have no arrangements or understandings, formal or informal, with any person relating to the sale of shares of our common stock to be received under the Plan. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons in order to eliminate practices which are inconsistent with the purpose of the Plan.
Upon withdrawal by a participant from the Plan by the sale of shares of our common stock held under the Plan, the participant will receive the proceeds of that sale less a nominal brokerage commission and any required tax withholdings or transfer taxes.
Our common stock may not be available under the Plan in all states. We are not making an offer to sell our common stock in any state where the offer or sale is not permitted.

Appendix A
DUKE ENERGY INVESTOR DIRECT CHOICE PLAN
Fee Schedule
Investment Summary and Fees
Summary
Minimum cash investments
Minimum one-time initial purchase for new investors	$250.00
Minimum one-time optional cash investment	$50.00
Minimum recurring automatic investments	$25.00
Maximum cash investments
Maximum monthly investment	$100,000.00
Dividend reinvestment options
Reinvest options	Full or Partial, minimum 10%
Fees
Investment fees
Initial enrollment (new investors only)	$10.00
Dividend reinvestment	2% up to max of $1.00
Check investment (per investment)	$2.50
ACH investment (per investment)	$1.50
Dividend cash purchase broker commission (per share)	$0.10
Optional cash purchase/open market (per share)	$0.10
Sales fees
Batch Order (per transaction)	$15.00
Market Order (per transaction)	$25.00
Limit Order Day (per transaction)	$30.00
Sale trading commission (per share)	$0.10
Other Plan Fees
Direct deposit of sale proceeds (per request)	$5.00
Returned ACH fee (per return)	$35.00
Returned check fee (per check)	$35.00
Non-Sufficient Funds fee (per item)	$35.00
This prospectus supplement constitutes a part of the Prospectus, and we suggest that you keep this with your permanent investment records since it contains important information about the Plan.